SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13In a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐             No ☒

Further to its Current Report on Form 6-K, dated April 3, 2025, InMode Ltd. (the “Company”) announces that on May 15, 2025, the Company held its Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company's shareholders voted on the following 3 proposals:

(1)
(a) To re-elect Mr. Moshe Mizrahy to serve as a Class III director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2028 and until his successor is duly elected and qualified, or until his earlier resignation or retirement.

(b) To re-elect Michael Kreindel to serve as a Class III director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2028 and until his successor is duly elected and qualified, or until his earlier resignation or retirement.

(2)
To approve the re-appointment of Kesselman & Kesselman, Certified Public Accounts (Isr.), a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2025, and its service until the annual general meeting of shareholders to be held in 2026.

(3)
To approve the grant of a total of 7,000 restricted share units under the Company’s 2018 Incentive Plan to each of the following directors: Dr. Hadar Ron (2,000 RSUs), Dr. Michael Anghel (2,000 RSUs) and Mr. Nadav Kenneth (3,000 RSUs), half of which shall vest on February 15, 2026, and the remaining half shall of which shall vest on February 15, 2027, subject to their continued service on the date of vesting.

Each of the proposals was described in more detail in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on April 3, 2025. On April 11, 2025, the record date for the Meeting (the “Record Date”), there were 63,209,152 ordinary shares issued and outstanding. At the Meeting, there were present in person or by proxy, 33,305,683 of the Company’s outstanding ordinary shares, representing approximately 52.69% of the Company’s ordinary shares issued and outstanding as of the Record Date. Under the Company’s Articles of Association, the Meeting was properly convened, and a quorum was present.

Based on the voting results and the majority requirements for the proposals under the Israeli Companies Law and the Company’s Articles of Association, each of Proposals 1(a), 1(b), 2 and 3 was approved.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By: /s/ Moshe Mizrahy
Moshe Mizrahy
Chief Executive Officer

Dated May 19, 2025